Filed by Coeur d’Alene Mines Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Coeur d’Alene Mines Corporation

Commission File No.:001-08641

The following is a transcript of an investor conference call held by Coeur d’Alene Mines Corporation (“Coeur”) on February 21, 2013 in which the previously announced proposed acquisition of Orko Silver Corp. (“Orko”) was discussed.

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Cautionary Note Regarding Forward-Looking Statements

The information contained in this transcript contains forward-looking statements within the meaning of securities legislation in the United States and Canada, including, among others, (i) Coeur’s expectations with respect to the Arrangement Agreement among Orko, Coeur and a wholly-owned subsidiary of Coeur, dated as of February 20, 2013 (the “Arrangement Agreement”), the Arrangement (as defined in the Arrangement Agreement) and the Plan of Arrangement (as defined in the Arrangement Agreement) and Coeur’s potential issuance of certain securities related to the Arrangement, the Arrangement Agreement and the Plan of Arrangement, (ii) Coeur’s expectations with respect to the timing and effectiveness of any registration statement and/or the availability of exemptions from registration for the securities to be issued in the Arrangement; and (iii) Coeur’s expectations with respect to the Interim Order, the Final Order and Court hearings (each as defined in the Arrangement Agreement).

Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause Coeur’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the risks and hazards inherent in the mining business (including environmental hazards, industrial accidents, weather or geologically related conditions), changes in the market prices of gold and silver, the uncertainties inherent in Coeur’s production, exploratory and developmental activities, including risks relating to permitting and regulatory delays and disputed mining claims, any future labor disputes or work stoppages, the uncertainties inherent in the estimation of gold and silver ore reserves, changes that could result from Coeur’s future acquisition of new mining properties or businesses, reliance on third parties to operate certain mines where Coeur owns silver production and reserves, the loss of any third-party smelter to which Coeur markets silver and gold, the effects of environmental and other governmental regulations, the risks inherent in the ownership or operation of or investment in mining properties or businesses in foreign countries, Coeur’s ability to raise additional financing necessary to conduct its business, make payments or refinance its debt, as well as other uncertainties and risk factors set out in filings made from time to time with the SEC, and the Canadian securities regulators, including, without limitation, Coeur’s reports on Form 10-K and Form 10-Q. Actual results, developments and timetables could vary significantly from the estimates presented. Readers are cautioned not to put undue reliance on forward-looking statements. Coeur disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or otherwise. Additionally, Coeur undertakes no obligation to comment on analyses, expectations or statements made by third parties in respect of Coeur, its financial or operating results or its securities.

Additional Information and Where to Find It

This transcript relates to Coeur’s proposed acquisition (the “Transaction”) of Orko. Shares of Coeur’s common stock (the “Coeur Shares”) issuable upon (i) the exercise of warrants (the “Warrants”) to acquire Coeur Shares to be issued by Coeur in connection with the proposed Transaction and (ii) the exchange of exchangeable securities (the “Exchangeable Shares”) to be issued by a subsidiary of Coeur in connection with the proposed Transaction may be registered pursuant to a registration statement on Form S-1 to be filed with the SEC or issued pursuant to an available exemption. This information is not a substitute for any registration statement or any other document that Coeur may file with the SEC or send to its shareholders in connection with the offer and/or issuance of Coeur Shares in connection with the exercise of the Coeur Warrants and exchange of the Exchangeable Shares. Investors who may receive Coeur Warrants or Exchangeable Shares in the Transaction are urged to read Coeur’s registration statement on Form S-1, if and when filed, including the prospectus, and all other relevant documents that may be filed with the SEC as and if they become available because they will contain important information about the issuance of Coeur Shares upon the exercise of any Coeur Warrants and exchange of any Exchangeable Shares. All documents, if and when filed, will be available free of charge at the SEC’s website (www.sec.gov). You may also obtain these documents by contacting Coeur’s Investor Relations department at Coeur D’Alene Mines Corporation; Investor Relations; (208) 665-0345; wyang@coeur.com. The following document does not constitute an offer to sell or the solicitation of an offer to buy any securities.

CORPORATE PARTICIPANTS

Wendy Yang Coeur d’Alene Mines Corp—VP, IR

Mitch Krebs Coeur d’Alene Mines Corp—President, CEO

Frank Hanagarne Coeur d’Alene Mines Corp—SVP, COO, CFO

Don Birak Coeur d’Alene Mines Corp—SVP, Exploration

CONFERENCE CALL PARTICIPANTS

Michael Dudas Sterne, Agee & Leach—Analyst

Brett Levy Jefferies & Company—Analyst

Jorge Beristain Deutsche Bank—Analyst

Adam Brooks Sidoti & Company—Analyst

Jeffrey Wright Global Hunters—Analyst

Joseph Reagor Global Hunter Securities—Analyst

PRESENTATION

Operator

Good afternoon. My name is Brandy and I will be your conference operator today. At this time, I would like to welcome everyone to the Coeur d’Alene Mines Corporation fourth-quarter and year-end 2012 financial results conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks there will be a question-and-answer session.

(Operator Instructions).

Thank you. Ms. Wendy Yang, you may begin your conference.

Wendy Yang—Coeur d’Alene Mines Corp—VP, IR

Thank you, Brandy. Welcome everyone to Coeur d’Alene Mines fourth-quarter and year-end 2012 financial results conference call. I’m Wendy Yang, Vice President of Investor Relations. You’ll find Coeur listed as CDE on the New York Stock Exchange and CDM on the Toronto Stock Exchange. This call is being webcast on our website at www.coeur.com where we have posted slides to accompany our remarks. Telephonic replay of the call will be available from our website for one week following today’s call.

We will be discussing forward-looking information today and we caution our audience that such statements involve risks and uncertainties that could cause actual results to differ materially from projections. Please review our cautionary statement shown on Slide 2 and review the risk factors including some that are specific to our industry described in our latest annual and quarterly financial reports filed with the US SEC and Canadian regulators. On the call today are Mitch Krebs, our President and CEO, Frank Hanagarne, Senior Vice President, Chief Operating Officer, and Chief Financial Officer, Don Birak, Senior Vice President of Exploration, and Mike Harrison, our Vice President of Corporate Development. Mitch, please go ahead.

Mitch Krebs—Coeur d’Alene Mines Corp—President, CEO

Thanks, Wendy. Welcome everyone and thank you all for joining us today. I’ll start off by saying you’re most likely aware of our news yesterday of our announcement that we’ve entered into a definitive agreement to acquire Orko Silver which we’re excited about and after our prepared remarks we will talk a little bit more about that. Turning to the 2012 highlights on Slide 4. We had some notable successes during 2012. We achieved record gold production of 226,000 ounces.

Both of our US operations returned to solid footing with very bright futures. At Rochester in Nevada, its production increased significantly and its costs declined materially during its first year of resumed mining activity. And we’ll see Rochester expand yet again in 2013, which we think will make Rochester the Company’s second largest cash flow generator, starting this year. And at our Kensington gold mine in Alaska, it successfully transitioned out of the retooling phase and into sustainable production levels and lower cost by year end, with December production at 11,700 ounces, and costs down to $950 an ounce.

Our year-end reserves and resources that we reported last Friday showed significant increases. Our $40 million exploration program in 2012 added about $110 million new silver-equivalent ounces of reserves and measured in indicated resources. These results demonstrate how cost effective it is to grow the business by investing in exploration. That’s less than $0.40 an ounce. We also had some challenges, particularly in the second half of the year.

Our Palmarejo silver and gold operation in Mexico which represents over half the Company’s sales and cash flow experienced lower grades and lower throughput as a result of poor planning and some poor mining practices in the underground portion of the mine. We’ve taken strong action to get these things back on track including replacing most of the management team and really taking a fresh look at the entire operation. Although the first quarter will be the lowest production quarter of the year at Palmarejo, we expect solid silver and gold production and cash flow from Palmarejo in 2013. We also anticipate having further success in our drilling program in the immediate mine area, both from the surface and underground. We remain confident that Palmarejo will remain a cornerstone asset for this Company for many years to come.

Production was down at San Bartolome in 2012, due to lower grades. We did make a decision in late 2012 to invest about $20 million of capital this year to increase the processing facility’s throughput capacity which will lead to higher production rates beginning in 2014 and beyond and that investment will have less than a two-year payback. Other highlights from 2012 included the fact that we repurchased approximately 20 million of our own shares during the second half of the year which represents 20% of the repurchase program our Board authorized last June and we will continue to execute on this buyback program. This repurchase activity demonstrates our commitment to returning capital to shareholders and our belief in the long-term value of our own shares. In our view, share repurchases are the appropriate means to return capital to shareholders while retaining the financial flexibility to invest in high-return growth opportunities.

As the Company evolves, we aspire to becoming a meaningful dividend payer. With the definitive agreement to acquire Orko and its La Preciosa project, we are progressing toward having a more balanced and diversified portfolio that will sustain a meaningful dividend. In 2012, we repaid approximately $75 million of outstanding secured debt and also established a $100 million revolving credit facility to provide additional balance sheet flexibility. We also acquired the remaining interest in the Joaquin silver project located in Santa Cruz, Argentina.

It contains a current resource of nearly 70 million silver ounces. It has the potential to expand and to become a significant operation for the Company down the road. We also made good progress during 2012 in our efforts to get the right leadership team in place, implement the organizational structure and systems needed to better support the business, and establish clearly communicated and measurable goals and incentive compensation programs to ensure everyone in the organization is aligned with shareholder interests.

Turning to Slide 5. As we look at 2013, our objectives are clear and straightforward. We will be focused on achieving excellence in employee health and safety, environmental stewardship, and community relations. We’ll seek our ability to achieve operational consistency by upgrading our planning and technical capabilities and delivering our key capital projects on time and on budget. What this really means is hitting our production and performance targets. We expect to produce 18 million to 19.5 million ounces of silver and 250,000 to 265,000 ounces of gold this year at cash operating costs of $8 to $9 an ounce of silver and $900 to $950 an ounce of gold at Kensington.

We’ll also be focused on maximizing our free cash flow by containing operating costs, pursuing revenue enhancement opportunities at all of our mines, and better managing our working capital. We’ll seek to invest in accretive, high-return growth opportunities, including our own shares and brownfields exploration in order to build net asset value and resources on a per share basis. We’ll focus our $40 million exploration program on four key objectives this year—drilling the stockpiles at Rochester to keep adding low cost reserves there, expanding the reserves at Palmarejo, adding high grade resources at Kensington, and expanding the size of the Joaquin resource.

Turning to the financial update on Slide 7, you can see it highlights our full-year 2012 financial and operating results. On the financial side we generated strong operating cash flow of almost $340 million from metal sales of $896 million. Our adjusted earnings totaled $121 million or $1.36 per share. Capital expenditures in 2012 totaled $115 million—about $38 million of that was at Palmarejo, $37 million at Kensington, and $26 million at San Bartolome. Despite the second half challenges I mentioned at Palmarejo, our full year 2012 operational performance was solid. We produced 18 million ounces of silver and the record 226,000 ounces of gold during the year. Our costs were $7.50 per silver ounce and at Kensington for the full year cash costs were $1,358 but declined dramatically in the fourth quarter and in particular, in December.

Our silver reserves increased 2% year-over-year after replacing what was mined during the year and our Company-wide silver and gold measured in indicated resources increased 36% and 45%, respectively. Frank Hanagarne took over responsibility for operations last month and we have put in place new leadership at all of our mines over the past year and have also added a Vice President of North American Operations and a Vice President of Mexican and South American Operations to provide better support to our sites as we seek to become a more consistent and reliable operating Company.

The table on Slide 8 shows both fourth-quarter and full-year comparisons to the respective prior-year periods. Fourth quarter metal sales totaled $206 million which was down 17% from the fourth quarter in 2011 and down 12% from year-end 2011. Main reasons, silver price was down 12% in 2012. There was one shipment from San Bartolome of about $10 million that didn’t make it into sales at year-end. And then the lower silver production at Palmarejo and San Bartolome due to the lower grade material I mentioned earlier. We also stopped mining at the Martha underground operation in Argentina in September.

This decrease in metal sales was partially offset by increased production at Rochester and a higher average realized gold price in 2012 compared to 2011. For the full year, silver contributed 61% of the Company’s total metal sales, compared to 65% in 2011. I do want to call your you attention to the fourth quarter and full year production cost line on this slide. Although full year costs were up 9% on a total dollar spent basis, our 2012 costs on a per ton milled basis actually declined by about 48% compared to 2011. We’re processing a lot more tons for about the same cost which says we’re operating efficiently. We believe this will benefit us as we progress through 2013, as the ore grades are expected to improve at Palmarejo and to a lesser extent at Kensington. It also demonstrates the high fixed-cost nature of the business where nearly 70% of our costs are comprised of consumables, power, diesel, and labor.

Of course, we don’t sell tons, we sell ounces. And that’s why our internal expansion plans, our mine plans, and our resource models are all focused on optimizing the grade profile at each of our operations. Slide 9 shows average realized prices, ounces sold, and operating costs on a per-ounce basis. Prices remained fairly consistent. We sold fewer ounces of silver and gold last year due to the lower production at Palmarejo and San Bartolome and the closure of the Martha mine. Because of the lower grades, costs on a per-ounce basis were higher in 2012 compared to 2011.

Turning to Slide 10. As I have said before, one of the Company’s most important strategic objectives is to invest in accretive, high-return, internal and external growth opportunities, including our own shares, in order to build net asset value and reserves and resources on a per-share basis. Last month we issued $300 million of senior unsecured notes to facilitate our ability to make these types of investments. And as a result, looking on Slide 11, you can see we now have approximately $500 million of liquidity to support mine development and other value-enhancing growth initiatives. Now I’ll turn the call over to Frank who’s actually phoning in from Palmarejo to take us through the 2012 operational highlights.

Frank Hanagarne—Coeur d’Alene Mines Corp—SVP, COO, CFO

Thanks, Mitch. I’ll begin with Slide 13 which lists the 2012 operational highlights for all four of our primary mines and we’ll also look at 2013 priorities for each operation. Fourth-quarter production at Kensington was up 18% and costs were down 17% compared to the third quarter. We expect mill throughput and grade to increase throughout the course of 2013. At our Rochester mine, production from a new leach pad commissioned in late 2011 resulted in a six-fold increase in gold production in 2012. In addition, silver production doubled year-over-year. Planned expansion at Rochester in 2013 is expected to increase production 35% to 50% over 2012 levels and be maintained at these levels for at least seven years based on existing mine plans and current reserves.

While we had some challenges at Palmarejo in the second half of 2012, we’re pleased that normal underground mining rates resumed late in the fourth quarter and open pit mining picked up as well, partially offsetting lower underground production levels. Despite lower production in the second half of the year, Palmarejo still contributed 69% of Coeur’s total operating cash flow in 2012. San Bartolome contributed 21% of our consolidated operating cash flow in 2012 and the mill expansion we have planned in 2013 is expected to drive production to a level over 6 million ounces of silver in 2014.

Turning to Slide 14. Mitch previously mentioned the importance of improving the geopolitical diversity of our operations. The charts on Slide 14 illustrate the improvements we’ve made over time in this regard. The United States and Mexico now account for more than 80% of our estimated 2013 metal sales which would be an increase of about 10% from 2011. In addition, production growth at Rochester and Kensington over the past two years has doubled the proportion of metal sales coming from the United States. We expect an increase in gold sales in 2013 —

Mitch Krebs—Coeur d’Alene Mines Corp—President, CEO

We may have lost Frank. I’ll pick up from where Frank was when we lost him. Apologize for that. The US and Mexico now account for more than 80% of our estimated 2013 metal sales which would be an increase of about 10% from 2011. In addition, production growth at Rochester and Kensington over the past two years has doubled the proportion of metal sales coming from the US. We expect an increase in gold sales in 2013 and an increase in the proportion of our sales coming from gold.

The bar charts on the bottom of Slide 15 show the steady increase in silver and gold production from our operations over the past five years. 2012 production totaled 18 million silver ounces at 226,000 gold ounces. Looking at Coeur’s metal production by mine, Palmarejo continues to contribute the lion’s share of silver and gold but increased production from Rochester and Kensington are notable. I’ll get into the operational details of each of our four primary mines in the next series of slides.

Turning now to Slide 16. It shows the fourth-quarter and full-year 2012 highlights for Palmarejo. The mines generated metal sales of $79 million from 1.6 million ounces of silver and 20,000 ounces of gold in the fourth quarter at cash operating costs of $7.55 per silver ounce. Operating cash flow was $33 million. The open pit operation mined a record 465,000 tons at lower average silver and gold grades in the fourth quarter compared to the fourth quarter of 2011.

This resulted in a 10% increase in tons mined over the third quarter of 2012 and a 45% increase over the fourth quarter of 2011. Silver grades in the new phase of the pit are expected to increase gradually in 2013. Full-year 2012 production was 8.2 million silver ounces and 106,000 gold ounces at cash operating costs of $1.33 per silver ounce. For the full year, metal sales totaled $442 million, and operating cash flow was $233 million.

Turning to Slide 17. San Bartolome generated $37 million in sales in the fourth quarter from production of 1.3 million ounces of silver. Cash operating costs were $13.97 in the fourth quarter compared to $9.18 in the fourth quarter of 2011. Operating cash flow totaled $17 million. For the full year, production was 5.9 million silver ounces and cash operating costs were $11.76 per ounce and total metal sales for 2012 were $178 million with operating cash flow totaling approximately $72 million at San Bartolome. As we mentioned, a mill expansion is planned to increase capacity by about 10% to 15% to roughly 5,750 tons per day by the beginning of 2014. Capital costs for that expansion will be between $17 million and $20 million. And we expect this expansion to increase the mine’s annual production to at least 6 million ounces of silver over the next seven years at reduced cash operating costs per ounce.

Turning to Slide 18. Fourth-quarter production at Rochester was the best of the year at 828,000 ounces of silver and 12,000 ounces of gold. Cash operating costs of $2.17 per silver ounce. Metal sales totaled $43 million, and operating cash flow was $22 million in the fourth quarter. For the full year, Rochester produced 2.8 million ounces of silver and 38,000 ounces of gold, which were both significantly higher than 2011. Cash operating costs were $9.62 per ounce in 2012 compared to $23 an ounce in 2011. For the full year, metal sales were $132 million, compared to $57 million last year and 2012 operating cash flow was about $54 million at Rochester.

We’re very enthusiastic about the 2013 expansion plans for Rochester. We expect a major crusher and heap leach capacity expansion to boost production to 4.5 million to 4.9 million ounces of silver and about 45,000 ounces of gold in 2013. And those levels are expected to be maintained for roughly seven more years. Total CapEx is expected to be $30 million to $35 million in 2013 at Rochester, which includes about $25 million of growth capital and the remainder for sustaining ongoing CapEx. The Company is investing $4 million in 2013 to expand the capacity of the primary crusher from 9 million tons to the currently permitted annual rate of 14 million tons.

In addition, we expect to expand the mine’s heap leach capacity on existing pads to approximately 67 million tons, at an estimated capital cost of about $15 million to accommodate these higher production rates of ore coming from historic stockpiles. Further expansion at Rochester beyond the 2013 production level is also in the planning stages. Engineering and permitting are under way for 40 million tons of additional pad capacity with initial expected production in 2016 to further extend the mine life and further increase production rates, again coming from stockpile ore. This capital project is estimated to cost $10 million in 2014 or 2015.

Turning to Kensington on Slide 19. Fourth-quarter production was 28,700 ounces, the highest of the year. As production ramped up, cash costs per ounce declined 40% to $1,065 an ounce in the fourth quarter and down in the $950 I mentioned in the month of December. Total metal sales in the fourth quarter at Kensington were $43 million, and operating cash flow in the fourth quarter was $15 million. So we’ve really turned the corner at Kensington. Gold production at Kensington for the full year was 82,125 ounces. Metal sales totaled $111 million and operating cash flow was $15 million for the full year. In 2013, these levels should be enhanced from expected higher production and lower unit costs.

On Slide 20, we lay out our estimated CapEx for 2013. As the Guadalupe project at Palmarejo is being optimized, we expect 2013 CapEx there to be $10 million to $12 million. The growth CapEx at Rochester is expected to boost the crusher and heap leach capacity, increasing production at this mine as I mentioned to 4.5 million to 4.9 million ounces of silver and about 45,000 ounces of gold. We’ll be expanding the mill capacity at San Bartolome, as previously mentioned. And we’ll have capitalized exploration expenses in 2013 of between $12 million and $13 million. With that, I’ll turn the call over to Don to take us through the 2012 exploration highlights and 2013 overview. Don?

Don Birak—Coeur d’Alene Mines Corp—SVP, Exploration

Thank you. Coeur’s $40 million exploration program in 2012 was the largest in our long history as a leading primary silver producer. This investment yielded increased silver and mineral resources and reserves relative to year-end 2011. Notably we added new mineral resources and reserves at Rochester, posted gains in metal resources at the Palmarejo, La Patria, and Guadalupe deposits in the Palmarejo district, brought Raven into Kensington’s mineral reserves, and significantly upgraded mineral resources at Joaquin with larger contained ounces and grades in both measured and indicated compared to 2011. That’s based upon a pro forma basis. We also completed the first estimate of mineral resources on our Lejano project in Argentina.

Turning to Slide 23. A primary focus of our exploration program last year was the expansion and upgrade of mineral reserves and additional mineral resources relative to 2011. Not including 2012 production, combined silver reserves, and measured and indicated resources, silver ounces increased by more than 19%, while gold ounces increased 12%. This next Slide 24 details the distribution of 2012 expense plus capitalized exploration of the type of work done and where the work took place. Gains we realized in 2012 was a result of a program strongly focused on brownfields exploration at our operating properties as well as the Joaquin advanced stage exploration project. We expect to dedicate over 90% of our $40 million exploration budget for this year to similar operating properties.

Again in 2012, the lion’s share of our record exploration program was devoted to the Palmarejo district. Mineral resources in all categories increased at Palmarejo providing real opportunities to focus our new drilling on the best areas to build new reserves. Gains were realized at the Palmarejo deposit followed by gains at La Patria and Guadalupe. Part of our program around the Palmarejo mine last year was a re-examination of all data to help generate new drilling targets. This work identified 10 new targets to be tested in 2013 and that program has started.

In addition to this work, we conducted two phases of metallurgy test at La Patria which yielded good silver and gold recoveries from standard cyanidation tests. Wrapping up Palmarejo, we reviewed the mine plans at Guadalupe and are now focused on its potential for both surface and underground mining. New surface mining is slated for Las Animas at the southeast end of the 2.5-kilometer long Guadalupe deposit. To assist with detailed mine planning, we commenced a program this year to extend the limits of the current mineral resources with drilling in trenches as close to the surface as possible. We know that mineralized quartz [restructure] is locally exposed on surface, so we expect this work to yield useful data to our mine planners.

Slide 27, a major amount of our new exploration drilling was completed at the Rochester mine in Nevada. The largest component of this work was focused on drilling and sampling of historic surface stockpiles to build the first compliant model of their mineral resources and reserves. Last year, we worked on two of six stockpiles and will continue with the same approach this year on the others. On Slide 28, you can see the location of the six large stockpiles flanking the Rochester and Nevada Packard mines. Drilling and modeling in 2012 focused on the West and Limerick stockpiles. Using a combination of drilling, bulk sampling methods, designed and evaluated by our consulting engineers and our staff at Rochester, we were successful in building mineral resources and estimating new mineral reserves at the West and Limerick stockpiles.

I’d like to close with some positive developments on our Joaquin advanced stage exploration property in Argentina. Pleased to report completion of an updated mineral resource model for Joaquin which now stands at over 95% in the measured and indicated categories. In addition, the average silver grades of the measured and indicated resources increased from just over 85 grams per ton at year end 2011, to over 128 grams per ton at the end of 2012. We look forward to advancing studies on Joaquin to bring this large asset into future production profile. With that I’ll turn it back to Mitch.

Mitch Krebs—Coeur d’Alene Mines Corp—President, CEO

Thanks, Don. Slide 30 summarizes the Company’s production and cost guidance for 2013 which we’ve previously mentioned on the call. On Slide 32 we’ve summarized the 2013 main priorities for the Company—improving operational consistency and reliability, hitting our production and performance targets, maximizing our free cash flow, investing in accretive high-return growth opportunities, and strengthening our organizational structure and management. These priorities are straightforward and they’re achievable and they factor into every decision we make and we think by accomplishing these priorities shareholders will be rewarded.

Now before taking questions, I do want to take a few minutes to discuss yesterday’s announcement regarding our acquisition of Orko Silver. Orko’s key asset, the La Preciosa project in Mexico, is one of the largest undeveloped silver deposits in the world with the potential to grow even larger through further drilling. We feel confident that this transaction offers compelling benefits to both Coeur and Orko shareholders. For Coeur shareholders this transaction provides three key benefits. La Preciosa will diversify Coeur’s portfolio across a larger platform of assets. It reduces our overall political risk profile. And it provides accretive, significant growth in production and cash flow over a very long mine life.

We intend to finance the development of La Preciosa with funds on our balance sheet and from a portion of the free cash flow that we expect to continue generating from our existing operations. As far as next steps go, there’s no further corporate or shareholder approvals required by Coeur and we have no financing conditions. The transaction is subject to customary closing conditions and requires an Orko shareholder vote which we expect to be held in April. The vote will be carried out by way of a court-approved plan of arrangement that requires the approval of at least 66 and 2/3% of the votes cast by Orko shareholders. Each of Orko’s directors and officers who hold, in the aggregate, approximately 7.75% of the outstanding Orko shares have agreed to vote in favor of the transaction.

Turning to Slide 34. We will accelerate the work being done on a PEA which we expect to have completed and a technical report filed mid-year. I don’t want to get us out too far ahead of that work and provide the investment community with any unrealistic assumptions or set any unrealistic expectations for the project. That said, while that work is going on, we do want to provide you with enough baseline information to allow you to get your arms around you how you might think about the value and the impact of La Preciosa. Slide 34 summarizes several key inputs that are taken from an updated mineral resource estimate statement from November 5, 2012 that was prepared by Mining Plus under the supervision of AMEC. And this is available off SEDAR.

In this report there are several valid open pit assumptions. Mining costs, processing costs, an open pit cutoff grade, and the total open pit silver resource estimate of just under 100 million ounces of indicated silver ounces and about 132 million ounces in the inferred category that also assumes average mill recoveries of 88% for silver and 78% for gold. Slide 35 highlights some other assumptions that you also might find useful. These are Company assumptions based on our work to date and on benchmarking studies that have been done on similar projects. And how we’re looking at this is as a 10,000-ton per day vat leach processing facility which is similar to the plant at San Bartolome and at least a portion of the processing facility at Palmarejo and also similar to what we would envision building at Joaquin.

We estimate capital expenditures up front in the $300 million to $500 million range and then a life-of-mine sustaining capital totaling $60 million to $90 million over an estimated 19 year mine life and also estimate a life-of-mine strip ratio of about 14 to 1 and that results in average annual estimated silver production in the 7 million to 9 million ounce range. Turning to Slide 36. Again, we want to give you some sense of you how we’re thinking about the progression here of La Preciosa.

As I said, we’re working on getting the PEA accelerated and a technical report completed in the middle of this year. We expect to complete a feasibility study by the end of next year with construction in 2015 and 2016 and then expected initial production in the back half of 2016. So hopefully these last two or three slides give you enough guidance and input to put some numbers together as far as the profile for La Preciosa. This is a project that we feel will create a lot of value for our shareholders and we look forward to keeping you apprised of our progress going forward. So with that, thank you again for taking the time to join us on the call today and operator, we’d be happy to take questions now.

QUESTION AND ANSWER

Operator

(Operator Instructions)

Michael Dudas, Sterne Agee.

Michael Dudas—Sterne, Agee & Leach—Analyst

Following up on La Preciosa. So looking at your key inputs relative to what’s been published, can you square a little bit of the circle on range of capital? The strip ratio looks pretty healthy, and is there—over a 20 year mine life, 7 million to 9 million ounces, can there be some acceleration to that as you think about developing early stage of the mine?

Mitch Krebs—Coeur d’Alene Mines Corp—President, CEO

Yes. Clearly, a lot of work to do still, a lot of optimization.

Michael Dudas—Sterne, Agee & Leach—Analyst

I understand.

Mitch Krebs—Coeur d’Alene Mines Corp—President, CEO

Work. But clearly we’ll move forward to the extent the mine plan allows for it, higher grade material and front-load the production profile to be a little higher in the earlier years and then tail off in the latter years. We think based on what we know that we can do that. I think also just managing that strip ratio is something we can do with the way some of the mineralization there trends up near surface so that as we do approach a large open pit concept, we can be in ore along the way and help manage the profile in the early years.

Michael Dudas—Sterne, Agee & Leach—Analyst

And the per-ton costs that are in the November study, that’s reasonable to think about as we’re trying to model this out, given what you’re saying?

Mitch Krebs—Coeur d’Alene Mines Corp—President, CEO

Yes. We think that’s a good starting point and will get you in the range of where you should be and as we get our work more advanced, of course we’ll come back with more fine-tuned numbers. For now, those are some good benchmarks.

Michael Dudas—Sterne, Agee & Leach—Analyst

Okay. Maybe for Frank, on Palmarejo, could you give us a sense early on so far in 2013 how the underground mining rates are looking relative to, again, the improvement that you’ve noticed or talked about from year-end and how sustainable we might see that as we move through ‘13?

Frank Hanagarne—Coeur d’Alene Mines Corp—SVP, COO, CFO

Sure, Mike. As we mentioned before, we did resume normal mining rates in the mines during the fourth quarter and that just continues as we go forward. The situation came down to identifying the issue and putting a remediation plan in place in Clavo 76 which we’ve done and everything’s back to normal as far as mining rates are concerned and I view it as sustainable going forward.

Michael Dudas—Sterne, Agee & Leach—Analyst

Terrific. I’ll stop there. I’ll get back in queue. Thanks.

Operator

Brett Levy, Jeffries & Company.

Brett Levy—Jefferies & Company—Analyst

I know you guys said on your recent road show that you were sort of committed to keeping leverage around one times or even below. Is that something that still holds true? And then the second question also more of a bondholder question. Have you guys seen any adverse changes in any of the tax or royalty treatments in any of your geographies or looked into the idea of political risk insurance in any particular geography?

Mitch Krebs—Coeur d’Alene Mines Corp—President, CEO

Yes, hi, Greg. It’s Mitch here. The leverage of one times or less trailing EBITDA is something that we’ll adhere to. Given the commodity nature of our business, we want to maintain a conservative balance sheet but we also feel like it’s prudent to use a bit of leverage to help us grow the business in a shareholder-friendly way. We don’t anticipate any changes to that policy.

As far as taxes, royalties go, we do have political risk insurance in Bolivia which we’ve carried since we put that mine into production in 2008. That’s total, $155 million of political risk there. As far as taxes and royalties, the only thing there that I see having a potential of any change is as the Bolivian government continues with its deliberations on a new mining law or updating its mining law, until that’s finalized and signed into law, there’s a potential for change in current taxes and royalties there, but our expectation is that there won’t be any meaningful change. But you never know until it’s done.

Brett Levy—Jefferies & Company—Analyst

Okay. Thanks very much, guys.

Mitch Krebs—Coeur d’Alene Mines Corp—President, CEO

Yes, thanks.

Operator

Jorge Beristain, Deutsche Bank.

Jorge Beristain—Deutsche Bank—Analyst

My question was just if we could circle back on the CapEx number, I can appreciate that it’s a very wide range. Just taking a mid-point right now of around $400 million for La Preciosa. Could you break down the main buckets as to where you see the pit development costs versus the vat leaching versus any other infrastructure? And could you comment in this current market that we’re seeing a lot of project cancellations, are you sensing any opportunity to buy some of this potential second-hand equipment cheaper than what we’ve seen in the last few years?

Mitch Krebs—Coeur d’Alene Mines Corp—President, CEO

Yes, hi, Jorge. Thanks for the questions. Mike Harrison who’s on the call, feel free to jump in. As far as that CapEx range, I’d prefer to punt on that to be honest with you until we have a little more detail to give you. I think about $100 million of that is fleet, mobile equipment, with obviously the lion’s share then going into the processing facility itself. And your point about some canceled projects is an opportunity, both from a materials and infrastructure standpoint as well as from a people standpoint. There’s some talent available out there that can help us build this operation in a way that allows it to be done on time and on budget and allow us to achieve the kind of returns that we see available with La Preciosa.

Jorge Beristain—Deutsche Bank—Analyst

And could you comment a little bit about the potential timing of the [Peteria] project that’s also in the same neighborhood. Do you believe that would put any pressure on labor or do you view that the projects would be staggered in such a way that you are not competing head to head?

Mitch Krebs—Coeur d’Alene Mines Corp—President, CEO

I think that Peteria is a little behind Preciosa. And between Torreon and Durango and five or six other smaller communities right there in that region, within two hours of both of those projects there is I think more than sufficient workhorse capacity to handle both. I’d like to think that—I can’t comment specifically on Peteria’s timetable—but I’d like to think that we’d be moving a little faster than that project.

Jorge Beristain—Deutsche Bank—Analyst

And lastly, could you comment about manpower as to how you would see managing the development of this project. Would this be something flying people over the mountains from Palmarejo or would you see flying people down from headquarters? How do you see actually staffing this project?

Mitch Krebs—Coeur d’Alene Mines Corp—President, CEO

Yes, really it’s a bit of a two-headed monster there. We’ll establish a presence in Durango, which is a 75-mile drive from Durango out to the project site. So it’s very logical for that to be our main base from which we’ll begin with the drilling, the environmental baseline work, and everything that needs to go into the feasibility study. And then given the size of presence in Mexico between Palmarejo and La Preciosa, we’re working to staff up a piece of the organizational structure that will fit over top both operations and that will probably fit in Mexico City, President of Coeur Mexicana, and some supporting roles to oversee our entire presence in Mexico, given the significance to our business.

Jorge Beristain—Deutsche Bank—Analyst

Great. Thanks very much.

Mitch Krebs—Coeur d’Alene Mines Corp—President, CEO

Okay. Thanks, Jorge.

Operator

Adam Brooks, Sidoti & Company LLC.

Adam Brooks—Sidoti & Company—Analyst

Just a few quick questions here. Maybe on Joaquin, had a nice big jump in resources, maybe an update on your thoughts of timing of initial production there and metrics. I think about a year back you said about five years out, maybe a $5 million run rate. Any changes you now that you’ve been there for a little bit longer?

Mitch Krebs—Coeur d’Alene Mines Corp—President, CEO

No, I think, Adam, that still holds true. I think that given the relative—you compare Mexico with Argentina and it’s clear where our first priority will be as far as deploying significant capital. That said, I think Joaquin can fit nicely on the back end of Preciosa to add a next leg of growth in that profile that you mentioned is still valid as far as how we think about Joaquin. But it was really nice to see that big bump-up in grade there at Joaquin, that certainly bodes well for the economics of the project. I know Don’s got a big program there to hopefully expand the size of the resource. And we’ll get a feasibility study team staffed up there and get the work going and still monitor just what’s going on in Argentina with that kind of a timetable still in our mind.

Adam Brooks—Sidoti & Company—Analyst

This one quickly for Don. Anything that has you particularly excited as we enter ‘13 from an exploration standpoint?

Mitch Krebs—Coeur d’Alene Mines Corp—President, CEO

Oh man, you really teed him up. (laughter)

Don Birak—Coeur d’Alene Mines Corp—SVP, Exploration

I’ve got my seat belt on. What I’m really excited about—we have a really good slate of programs in here and it’s hard to prioritize them in my mind. We do that on a budget basis. La Preciosa’s got to be something that’s really going to come into our program in a big, big way. That was very exciting. For what we currently have, you’ve got to be happy about seeing more opportunities at Rochester. I think the Kensington program, the way we’ve kind of retooled both Kensington and Palmarejo with new targets coming out of our work there, give some great opportunities for us to drill and put new ounces on the books this year.

Mitch Krebs—Coeur d’Alene Mines Corp—President, CEO

At $0.40 an ounce or less, I wish we could spend more on exploration. But you can only—Don’s smiling. You can only spend so much efficiently and that’s kind of where we feel we’re butting up against that capacity. But we keep having years like we did in 2012 and that just really bodes well for the overall profile of the Company.

Adam Brooks—Sidoti & Company—Analyst

Thank you.

Mitch Krebs—Coeur d’Alene Mines Corp—President, CEO

Thanks.

Operator

(Operator Instructions)

Jeffrey Wright, Global Hunters.

Jeffrey Wright—Global Hunters—Analyst

Had a couple questions on Rochester, specifically. Looking at the expansion capital for this year of, let’s say, $25 million, you got allocated $4 million for the crushing capacity, another $15 million for expansion of the heap leach pads. That additional $6 million to $7 million, is that for any one specific item or any large item or is that just across the whole project?

Mitch Krebs—Coeur d’Alene Mines Corp—President, CEO

The rest of that is made up of a lot of little things. I don’t know, Frank, if you have anything to add to that. I’m thinking about the deaeration tower, some of the other small projects that will support this expansion. There’s no one thing that makes up that additional $6 million or so. Frank, do you have anything to add?

Frank Hanagarne—Coeur d’Alene Mines Corp—SVP, COO, CFO

Well, yes, I think you’ve caught the big hitters. That remaining amount, I know there’s a water well. There is a deaeration tower to supplement our operations of the Merrill Crowe process. Those are probably the biggest chunks out of that $7 million. The remainder is miscellaneous equipment, other things needed to sustain operations.

Jeffrey Wright—Global Hunters—Analyst

Final permitting on the expansion of the heap leach, when do you anticipate having those permits secured?

Mitch Krebs—Coeur d’Alene Mines Corp—President, CEO

To take the capacity up to the 67 million tons, there is one last state permit that we’re waiting on and expect it—let’s see, it’s February 21—maybe this month, probably March. So that will clear up that initial expansion just from a permitting standpoint and then the permitting and engineering to add the additional 40 million tons, that will take probably a good year of work to get us in a position to have that in place.

Jeffrey Wright—Global Hunters—Analyst

Okay. I have a question for Don. If I’m looking at exploration in Mexico, the budget is, call it, $20 million this year. I’m assuming that does not include any allocation for La Preciosa at this stage.

Don Birak—Coeur d’Alene Mines Corp—SVP, Exploration

That’s correct.

Jeffrey Wright—Global Hunters—Analyst

So what would be a range or an exploration vision for La Preciosa for 2013 or maybe into 2014.

Don Birak—Coeur d’Alene Mines Corp—SVP, Exploration

We’re going to cost that out, but basically when we looked at this before we could see that we had two really big things that had to be done there. One was to drill to upgrade the inferred resources and add value to the future feasibility. That’s the biggest component. I think our estimate there was probably somewhere in the neighborhood of $20 million. Around—in the north end of this deposit too, depending upon where we’re going to be siting facilities we need to do some exploration and condemnation. So we’re going to look at the whole budget and lay it out here very soon, including getting a team in place quickly.

Jeffrey Wright—Global Hunters—Analyst

For modeling purposes we should probably plug in a $20 million exploration number for La Preciosa for the next, say, 12 to 18 months, do you think that’s fair?

Don Birak—Coeur d’Alene Mines Corp—SVP, Exploration

Yes, really having in the next 12, 18 months, that’s exactly right. According to Mitch’s timetable he laid out, we’ve got to move on that drilling quickly.

Jeffrey Wright—Global Hunters—Analyst

Kind of looking at the timetable, doesn’t look like it would all be spent in 2013, some would shift into 2014, before the feasibility study would be complete; correct?

Don Birak—Coeur d’Alene Mines Corp—SVP, Exploration

Yes, yes.

Jeffrey Wright—Global Hunters—Analyst

Okay.

Don Birak—Coeur d’Alene Mines Corp—SVP, Exploration

(multiple speakers)—everything else.

Jeffrey Wright—Global Hunters—Analyst

Okay. Appreciate it. Thanks a lot. I’ll jump back in the queue.

Mitch Krebs—Coeur d’Alene Mines Corp—President, CEO

Thanks.

Operator

Joseph Reagor, Global Hunter Securities.

Joseph Reagor—Global Hunter Securities—Analyst

Just following on one of Jeff’s questions on Rochester. In your press release, I didn’t see a breakdown of recovery rates for Q4. Can you just clarify what they were for gold and silver?

Mitch Krebs—Coeur d’Alene Mines Corp—President, CEO

Yes. Let me get to them here.

Frank Hanagarne—Coeur d’Alene Mines Corp—SVP, COO, CFO

I can take that one, Mitch.

Mitch Krebs—Coeur d’Alene Mines Corp—President, CEO

Okay.

Frank Hanagarne—Coeur d’Alene Mines Corp—SVP, COO, CFO

The recovery rates, ultimate recoveries achieved over a very long timeline run very close to 60% for silver and the incremental inter-period recoveries are variable, given the rate of ore being stacked out onto the pads and how long they sit under leach. We have, depending on the depth of ore to the pads, which is increasing as we stack more material, you have to have a certain amount of time to break through. But on a timeline it all creeps up and builds the to a 60% project recovery rate. We would have achieved that on some ore in the fourth quarter. Others were advancing towards that but not quite there.

Joseph Reagor—Global Hunter Securities—Analyst

And with the expansion rigs, we should expect the 60% to continue forward?

Frank Hanagarne—Coeur d’Alene Mines Corp—SVP, COO, CFO

Yes, I would say so.

Mitch Krebs—Coeur d’Alene Mines Corp—President, CEO

And then those are silver and then on the gold, that’s, what, Frank, 90%? 92%?

Frank Hanagarne—Coeur d’Alene Mines Corp—SVP, COO, CFO

Yes, it’s quite a bit higher on the smaller volume of gold produced but it’s a much higher recovery rate. And the timeline characteristics, it comes out a little bit quicker, quite a bit quicker actually than the silver but again, that’s the same principles apply. It all determines on the rate of volume of material going out to the pads and then following up with the solutions. Project numbers will be in the 90% range on gold recoveries.

Joseph Reagor—Global Hunter Securities—Analyst

Okay. That’s fine. And then on Kensington, can you guys give an explanation of how you guys are going to get from the $1050 range that you guys were in Q4 for production costs down to the $900 to $950 range next year?

Mitch Krebs—Coeur d’Alene Mines Corp—President, CEO

Frank, you want to take that?

Frank Hanagarne—Coeur d’Alene Mines Corp—SVP, COO, CFO

Sure. All the things that we were seeking to achieve in 2012 were becoming quite evident at the end of the year. With our costs, it’s a reduction and we’re having much more efficient mining due to the work that was done in the first half of the year and just as a result of having more orderly and efficient mining taking place we’re seeing some cost reductions there. We’re also seeing departure of contractors and less cost and reliance on third-party support for various things in the last quarter of the year and that will hold going forward. Those are the principal drivers of the performance combined with the rising production profile and expect that to continue as well.

Joseph Reagor—Global Hunter Securities—Analyst

Okay. So it’s existing cost reductions to date combined with higher throughputs going forward will result in the lower costs.

Frank Hanagarne—Coeur d’Alene Mines Corp—SVP, COO, CFO

That’s correct.

Joseph Reagor—Global Hunter Securities—Analyst

Okay. Thank you guys.

Mitch Krebs—Coeur d’Alene Mines Corp—President, CEO

Thanks.

Operator

There are no further questions at this time. I would now like to turn the call back over to Ms. Wendy Yang.

Wendy Yang—Coeur d’Alene Mines Corp—VP, IR

Thank you, Brandy, and thank you very much for joining us on the call today. Please hope that you’ll come by and see us at BMO and UBS conferences. We will be at BMO conference next week in Florida followed by, I’ll be up at UBS’s one-on-one conference on February 27. And then we have, of course, the PDAC conference. We have a booth at 2421B for the Tuesday and Wednesday at PDAC in Toronto. So with that, thank you very much for joining us today. We hope to see you in the coming weeks.

Operator

This concludes today’s conference call. You may now disconnect.